Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652
NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 5 DATED MARCH 28, 2007
TO THE PROSPECTUS DATED SEPTEMBER 20, 2006
     This document supplements, and should be read in conjunction with, our prospectus dated September 20, 2006, as supplemented by Supplement No. 1 dated November 16, 2006, Supplement No. 2 dated December 11, 2006, Supplement No. 3 dated February 1, 2007 and Supplement No. 4 dated March 16, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 5 is to disclose:
•	the status of our initial public offering;

•	our recent acquisition of Lenox Office Park Building G in Memphis, Tennessee; and

•	our proposed acquisition of Yorktown Medical Center in Fayetteville, Georgia and Shakerag Medical Center in Peachtree City, Georgia.
Status of Our Initial Public Offering
     As of March 22, 2007, we had received and accepted subscriptions in our offering for 2,015,289 shares of common stock, or approximately $20,117,000, excluding shares issued pursuant to our distribution reinvestment plan.
Acquisition of Lenox Office Park Building G
     On March 23, 2007, we, through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired all of the membership interests of NNN Lenox Medical, LLC and NNN Lenox Medical Land, LLC for a total purchase price of $18,500,000, plus closing costs. NNN Lenox Medical, LLC holds a leasehold interest in Lenox Office Park Building G, and NNN Lenox Medical Land, LLC holds a fee simple interest in two vacant parcels of land within Lenox Office Park, located in Memphis, Tennessee. The lease to which Lenox Park Building G is subject has an 11-year term and was entered into by the previous owner of the property with the Industrial Development Board of the City of Memphis, Tennessee and Shelby County as part of a tax incentive program for the benefit of the tenant. NNN Lenox Medical, LLC has the option to purchase Lenox Office Park Building G at any time for $1,000. We acquired the membership interests from NNN Lenox Medical Member, LLC, a wholly-owned subsidiary of Triple Net Properties, LLC, or Triple Net Properties, a wholly-owned subsidiary of NNN Realty Advisors, Inc., or NNN Realty Advisors, or our sponsor, and Triple Net Properties.
Financing and Fees
     NNN Lenox Medical, LLC acquired Lenox Office Park Building G and NNN Lenox Medical Land, LLC acquired the two parcels of land on January 2, 2007, for a total purchase price of $18,500,000. In connection with the purchase, NNN Lenox Medical, LLC entered into a secured loan with LaSalle Bank National Association, or LaSalle, evidenced by a promissory note in the principal amount of $12,000,000, which is secured by a mortgage on Lenox Office Park Building G. The loan matures on February 1, 2017 and bears interest at a rate of 5.88% per annum. The loan provides for the following payments: (a) a payment of accrued interest on the principal amount from January 2007 through February 2007; (b) interest-only payments on the first day of each month commencing March 1, 2007 through February 1, 2011; (c) principal and interest payments equal to $71,038.23 on the first day of each month commencing on March 1, 2011, through January 1, 2017; and (d) the outstanding principal amount, together with all accrued and unpaid interest, due and payable in full on February 1, 2017. The loan also provides for a late charge equal to the lesser of: (a) 3% of past due amounts, or (b) the maximum amount permitted by applicable law and a remedy in the event of default that imposes a default interest rate equal to the lesser of: (i) 10.88% per annum or (ii) the maximum amount permitted by applicable law.
     We financed the purchase price of NNN Lenox Medical, LLC and NNN Lenox Medical Land, LLC through the assumption of the $12,000,000 secured note (but not for interest payments for periods prior to March 23, 2007). The balance of the purchase price was provided by funds raised through this offering. Since we acquired Lenox Office Park Building G and the two parcels of land from subsidiaries of NNN Realty Advisors, an independent appraiser was engaged by the independent directors to value the property. The terms of the acquisition have been approved by a majority of our board of directors, including a majority of our independent directors, as fair and reasonable to us and at a price no greater than the cost of the investment to NNN Realty Advisors’ subsidiaries or the property’s appraised value, as determined by the independent appraiser. In connection with the acquisition, we incurred an acquisition fee of $555,000, or 3.0% of the purchase price, to our advisor and its affiliate.
     Our charter does not permit borrowings that would cause our aggregate borrowings to exceed 300% of our net assets, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. As a result of the acquisition of Lenox Office Park Building G and the two parcels of land, our leverage would exceed 300%. In accordance with our charter, a majority of our directors, including a majority of our independent directors, approved our leverage exceeding 300% in connection with the acquisition. The board of directors determined that the excess leverage was justified because it enabled us to purchase the property during the initial stages of our offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital. We will likely continue to exceed our charter’s leverage guidelines during the early stages of our operations.
Description of the Property
     Lenox Office Park Building G consists of 99,000 square feet of gross leasable area. The building is currently 100% leased to Pfizer Inc., one of the largest pharmaceutical companies in the world, with an AAA credit rating by Standard & Poor’s. Pfizer currently pays gross annual rent of $2,131,000, which will increase 2.0% each year up to $2,220,000 in 2010. Pfizer’s lease expires in January 2010, but Pfizer has three five-year extension options. Upon renewal of the lease, Pfizer is entitled to rent the property at a rate equal to 97% of market rent, as defined in the lease, for the property.
     The building was built in 2000 and is located in East Memphis, Tennessee. There are at least 15 comparable properties located in the same market that might compete with the property. Our management currently has plans to spend approximately $237,000 for both capital and tenant improvements to Lenox Office Park Building G.
     Triple Net Properties Realty, Inc., a wholly-owned subsidiary of our sponsor, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of Lenox Office Park Building G, under terms as further discussed in the prospectus.

     The two parcels of land are located within Lenox Office Park and consist of approximately 7.2 acres. Management currently has no plans to develop these parcels.
     Management believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Lenox Office Park Building G will be approximately $17.4 million. We calculate depreciation for income tax purposes using the straight-line method. We depreciate buildings based upon estimated useful lives of 39 years. Land is not depreciated for federal income tax purposes. Real estate taxes payable on the property for 2006 were approximately $38,000 at a rate of 1.0789%, net of tax credits.
     The following table shows the occupancy rate and the effective annual rental rate per square foot for Lenox Office Park Building G for the last five years:

		Effective Annual Rental Rate per
Year	Occupancy Rate	Square Foot
2002	100%	$19.75
2003	100	20.15
2004	100	20.55
2005	100	20.96
2006	100%	$21.38
Proposed Acquisition of Yorktown Medical Center and Shakerag Medical Center
     On March 23, 2007, our board of directors approved the acquisition of Yorktown Medical Center and Shakerag Medical Center located in Fayette County, Georgia, which we refer to collectively as the Fayette property. Fayette County is a growing suburban county south of Atlanta, Georgia. Originally built in 1987 and expanded in 1995, Yorktown Medical Center, located in Fayetteville, Georgia, is a two-story multi-tenant building located on approximately ten acres. Shakerag Medical Center, located in Peachtree City, Georgia, is a three-story multi-tenant building located on approximately three acres and was originally built in 1994. The two buildings together contain approximately 115,000 square feet of gross leasable area, of which 85% is currently leased.
     Two subsidiaries of Piedmont Healthcare, Piedmont Medical Corporation and Piedmont Fayette Hospital, currently lease approximately 74,000 square feet, or 64%, of the buildings’ gross leasable area. The buildings’ other tenants consist primarily of healthcare providers.
     We are expected to purchase the Fayette property from Yorktown Building Holding Company, LLC for a purchase price of $21,500,000, as soon as we have sufficient proceeds available from this offering to fund the cash portion of the purchase price. In connection with the purchase, we expect to obtain a $13,500,000 fixed-rate first mortgage from LaSalle. The acquisition is expected to be completed in the second quarter of 2007.
     Our purchase price for the transaction will be $21,500,000, plus closing costs. We expect to pay our advisor and its affiliate an acquisition fee of $645,000, or 3.0% of the purchase price, in connection with the acquisition.